Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: November 18, 2016

 Micro Focus International plcDebt Investor Breakfast   Mike Phillips – Chief Financial OfficerRob Ebrey – Director of Tax, Treasury & Risk 18 November 2016

Agenda

- Micro Focus Company Overview
- Announced Transaction Summary
- HPE Software Assets Overview
- Financial Impact & Integration
- Appendix

2

 Micro Focus International plcCompany Overview

 Micro Focus  $1.4bn  Offices Worldwide  20,000+  Customers  Annual Revenue  5,000+  Partners  80+  4,500+  Employees  4

 We Are a Software CompanyWe make software, we sell software and we support software                            5  Everything is organised to help us do this:Our systemsThe way we interact with customers and partnersHow we deliver consulting servicesWe aim to provide investors with a sustainable return of between 15% to 20% per annumIn doing so we need to be building a company with sustainable prospects for the ‘long’ term!

 Micro Focus helps its customers to innovate faster with lower riskWe enable them to embrace new technology while building on what already works. We call this bridging the old and the new    6

An Evolutionary Journey Resulting in Great Complexity - all in the last 35 years!


AJAX
UNIX
Public Cloud
Private Cloud
z / OS
PL / I
COBOL
CICS
IMS
SUSE
SAP
COBOL
Java
MICRO FOCUS
Microsoft
amazon
Google
hp
eclipse
.NET
Novell
IBM
ORACLE
Microsoft Azure
Visual Studio
Windows
Internet
of
Things
(IoT)

7

Portfolio Positioning and Approach in Context of the Software Industry

Product lifecycle


Area of primary focus
Potential change in trajectory (return to growth)
"Me too" models
Reduce rates of decline
New tech models
Introduction
Growth
Maturity
Decline

Nature of software
- Innovative and often disruptive technologies
- High capex and R&D
- User base rapidly expanding, products repeatedly enhanced

Investment strategy and valuation
- Investing in growth = valuation and returns
- Rich valuations

Nature of software
- Infrastructure software: embedded products with high switching costs
- Limited growth capex
- Margin expansion and efficiency opportunities

Investment strategy and valuation
- Returns driven by maximizing cash flow
- Lower valuations

Software company leading consolidation in the mature infrastructure software market to win through operational efficiency and scale

8
MICRO FOCUS

Portfolio Positioning and Approach in Context of the Software Industry (cont'd)

Micro Focus specialises in managing mature infrastructure software assets which have been delivering value to significant numbers of customers over long periods of time

Product portfolio characteristics

- Broad based – covering all industrial sectors
- Significant numbers of customers
- Significant maintenance streams
- Relatively high switching costs
- Significant market positions

Micro Focus approach

'Fund of funds' approach to product portfolio

Investment and focus driven by four-box model

Objective: modest growth over medium-term, high levels of profitability, strong cash flow

Delivered through: efficient and focused investment across portfolio

Four box model

1. **New Models**
Products that are relatively new and unproven in the market but expected to be growth drivers

2. **Growth Drivers**
Products that have shown consistent potential for sales growth

3. **Optimise**
Products with declining sales over a period of time, and the strategy is to move back to core OR manage decline and optimize returns in the long run

4. **Core**
Products that have maintained 'flat sales' over time with limited growth, but are central to the company's revenues

9

MICRO FOCUS

 Operating Model & Structure:One company with two product portfolios  10         North America  International(EMEA, LATAM)  APJ   Corporate Operations   Finance  IT  HR  Product Development   Legal  Business Operations & PMO  Field Marketing  Product Management   Go To Market  Product Development  NA, EMEA & APJ(LATAM from MF shared team)  Product Management  Field Marketing  Services, Customer Care, Renewals, Shared Marketing Services, Sales Operations    Channel, Systems Integrators & OEM   Channel, Systems Integrators & Independent Software Vendors   Product Group  Go To Market  Product Group

Board & Management Team
Track record of successful integration

Micro Focus Management Team

Name	Role	Experience
Kevin Loosemore 	Executive Chairman (11 years)	• Appointed non-executive Chairman of the Company in 2005 • Executive Chairman in April 2011 • Previously non-executive Chairman of Morse plc • Previously, Kevin has acted as Chief Operating Officer of Cable & Wireless plc, President of Motorola EMEA. Prior to this he was Chief Executive of IBM UK Limited
Mike Phillips 	CFO (6 years)	• Joined Micro Focus in September 2010 • Chief Executive Officer at Morse plc, following his initial role as Group Finance Director • Left Morse plc in July 2010 following the turnaround and successful corporate sale to 2e2 in June 2010
Stephen Murdoch 	CEO, Micro Focus division (4 years)	• Has held senior executive positions in general management, sales, and strategy with IBM and Dell • Most recently, he was the General Manager of EMEA for Dell's Public Sector and Large Commercial Enterprise business unit
Nils Brauckmann 	CEO, SUSE (5 years)	• Previously served in cross-functional and international management positions at WRQ (acquired by TAG in 2004), Novell and Siemens Nixdorf, where he started his technology career

Source: Publicly available information, Company websites, BoardEx

11

Acquisitions to Strengthen our Customer Proposition



AcuCorp
Acu COBOL
NetManage
Connectivity
Relativity Technologies
Application portfolio Management
Borland
Application Lifecycle Management & Testing
AccuRev
Agile Software Delivery
Novell, NetIQ, Attachmate, SUSE
Identity, Access, Security
Host Connectivity
Collaboration
Performance Monitoring
Workload Management
Cloud Management
Enterprise Linux
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Liant
COBOL and PL/I development
CompuWare
Application Testing
Orbix
CORBA
PrismTech
CORBA
SoforTe
Mainframe Solutions
Authasas
Advanced Authentication
Serena
ALM & DevOps

12

 10_84  Note: Does not include acquisitions smaller than $10M: Authasas (’15), Openfusion (’13), Soforte (’13), Relativity (’09) and Liant (’08).*Values for Borland, NetManage, Acucorp and Accurev are operating profit, not EBITDA. **Orbix acquisition value includes other assets acquired from Progress Software.Source: Micro Focus and other companies annual reports, Internal Micro Focus data; Bain Analysis.  Acquisition  Portfolio groups / main products  Year  Acquisition value ($M)  EBITDA ($M)  1  2  4     Micro Focus made eight major acquisitions in last 10 years  Serena  Dev & ITOM: Mainframe and distributed ALM and BPM  2016  540  80  Attachmate (TAG)  Collab. & Networking (Novell), Host Connectivity (Attachmate), IAS (NetIQ) and SUSE  2014  2,350  313  Accurev  Dev & ITOM: Accurev  2013  19  (2)*  Orbix assets from Progress SW  Collab. & Networking: CORBA  2012  15**  8  Borland  Dev & ITOM: Borland / Silk Suite  2009  87  (11)*  Compuware  Dev & ITOM: Application Testing and Automated Software Quality  2009  63  19  NetManage  Host Connectivity: RUMBA  2008  46  (2)*  Acucorp  CDMS: AcuCobol  2007  40  4*  3  5  6  7  8  13

 Net operational improvement accounts for ~36% of Micro Focus’ EBITDA growth over last 10 years  Micro Focus’ EBITDA evolution ($mm)  Note: Does not include acquisitions smaller than $10M: Authasas (’15), Openfusion (’13), Soforte (’13), Relativity (’09) and Liant (’08).Values for Borland, NetManage, Acucorp and Accurev are operating profit, not EBITDA.Source: Micro Focus and other companies annual reports, Bain Analysis.  ~34% of ~$490M total EBITDA growth driven by real net operational improvement  Serena acquisition closed end of FY16  1  2  4  3  5  6  7  8  14

 Product Portfolio  15    Linux and Open Source  18%    COBOL Development and MainframeSolutions  18%  COBOL  Enterprise    Identity, Access and Security Solutions  16%  Identity Manager  Sentinel  Development and IT OperationsManagementTools  13%    Development and IT Operations ManagementTools  23%  Silk  AccuRev  PlateSpin    11%  OES  GroupWise  CORBA  Collaborationand NetworkingSolutions    Host Connectivity Solutions  14%  MSS  Reflection  Rumba

Micro Focus – Product Portfolio Snapshot

	1 COBOL Development and Mainframe solutions (CDMS)	2 Identity, Access and Security Solutions (IAS)	3 Host Connectivity Solutions	4 Development and IT Operations Mgmt (Dev & ITOM[1])	5 Collaboration and Networking Solutions	6 SUSE
FY16 Rev[2]	$259m (18% of total)	$217m (16% of total)	$198m (14% of total)	$320m (23% of total)	$160m (11% of total)	$254m (18% of total)
Description	• CD products enable programmers to develop applications written in COBOL across multiple platforms including Windows, UNIX, Linux and the cloud • MS products let customers maximise value out of their mainframe. These technologies allow customers flexibility in deciding the platform choice for development, testing and deployment of their business applications	• Facilitate secure access by using identity information (identity management, access management, single-sign-on etc) • Increased compliance / regulation, expansion and diversity of cyber threats and resultant financial impact and virtualisation and cloud deployment are key trends driving industry growth	• Enable use of centralised applications (especially mainframes) to end-users across different environments and devices • Enable use of mainframe applications and data with modern dev. environments and business analytics • Core products deliver graphical user interfaces (GUI) for legacy applications	• Includes tools (applications) that enable IT departments to better manage their datacenters, software development and testing as well as system monitor and support tools • Source Code Change Management, Application Lifecycle Management and Business Process Management software from the Serena acquistion	• Core products include email, calendaring, contact management, solutions for file & print / storage of enterprise files • Brings people, projects and processes together in a secure environment	• Operating system built on top of the open source Linux kernel that allows a computer and its various hardware and software components to interact • Enterprise grade Linux server, open stack, cloud and storage solutions
Products	COBOL Enterprise	Identity Manager Sentinel	Rumba Reflection MSS	Silk AccuRev PlateSpin	OES CORBA GroupWise	Linux & Open Stack

Total $1,408m

Source: Micro Focus annual report and filings; company data
[1] Incl. Serena
[2] Pro Forma for Serena acquisition

16

MICRO FOCUS

 Facility EBITDA and Margin (Pro Forma for Attachmate, $m)  17  Delivering on Attachmate Integration  Revenue (Pro Forma for Attachmate, $m)  Stock Performance since Attachmate merger announcement  Net Debt / Facility EBITDA  Aug-16  Source: Company information1 Does not account for impact of Serena acquisition  1

Micro Focus Overview and Outlook

Overview

- FY16 Results at the high end of management expectations
- Total Shareholder Return strategy continues
  - Final Dividend increased by 50.7% to 49.74 cents (2015: 33.00 cents)
  - Full Year Dividend increased by 37.8% to 66.68 cents (2015: 48.40 cents)
  - Return of Value to shareholders in 2017

Outlook

- Consistent double digit shareholder returns
- Revenue in FY17 minus 2% to zero
  - Compared to FY16 CCY pro-forma with Serena
- FY17 revenue exit rate flat with FY16 and anticipate revenue growth in FY18
- Maintain target net debt at 2.5 times to Facility EBITDA
- Appropriate value enhancing acquisitions

18

Source: Micro Focus FY16 preliminary results presentation

 Announced Transaction Summary

Announcement 'At A Glance' – Key Points

Industry Logic

Micro Focus + HPE Software

Merger of Micro Focus International plc with HPE's Software Business Segment

Creates one of the **world's largest pure-play infrastructure software companies**

SUSE & HPE

Micro Focus and HPE have separately entered into a commercial partnership naming SUSE as HPE's preferred Linux partner

Aggregate Consideration

~$8.8[1] billion

Aggregate Transaction Value

$738m[2]

Acquired EBITDA

11.4x[3]

Acquired EBITDA Multiple

HPE Software EV/Sales [4]: 2.64x
TAG EV/Sales [4]: 2.46x

Combination

~$4.5[5] billion

Combined Revenue

~$1.35[5] billion

Combined Underlying Adjusted EBITDA[6] ("UAEBITDA")

Micro Focus	HPE Software
46%	21%

46% vs 21%

12 months to 30 April 2016 EBITDA margin comparison[7]

Significant scope for operational efficiency gains

Shareholder Impact

~$400m RoV

$1.68 per ordinary share[8] to existing Micro Focus shareholders prior to Completion

Ownership

Micro Focus	HPE shareholders
49.9%	50.1%

49.9% vs 50.1%

Post Completion ownership based on fully diluted share capital[8] of the pro forma entity

Expected Completion

Q3 CY2017

Subject to satisfying closing conditions

[1] Based upon the closing share price of Micro Focus as at 6 September 2016; Consideration comprises $6.3bn in Micro Focus equity to HPE shareholders and $2.5bn cash payment to HPE; [2] Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; [3] Multiple calculated based on effective Enterprise Value of $8.8bn less $400m assumed Return of Value to Micro Focus shareholders divided by Acquired LTM Q2 2016 Underlying Adjusted EBITDA of $738m; [4] Sales multiples represent implied transaction value at announcement divided by announced Sales metrics; HPE Software Q2 2016 LTM Sales of $3,172m; Attachmate Group respective transaction value and Revenue FYE March 2014 of $2,350m and $957m; [5] Combined revenues and UAEBITDA based on the twelve months to 30 April 2016, adjusted for the acquisition of Serena; [6] Underlying Adjusted EBITDA removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA; Combined Underlying Adjusted EBITDA assumes Micro Focus UAEBITDA of $613m and HPE Software Acquired EBITDA of $738m; [7] Micro Focus margin ex-SUSE and Serena; unadjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; [8] Based on fully diluted shares outstanding as at 6 September 2016, calculated using the Treasury Share Method

20

MICRO FOCUS

Transaction Overview

Proposed Transaction	• Merger of the software business segment of Hewlett Packard Enterprise ("HPE Software") with Micro Focus International plc ("Micro Focus") • Aggregate acquisition consideration of $8.8bn, representing an effective multiple of 11.4x[1] Acquired EBITDA[2] LTM to 30 April 2016 • Consideration to HPE shareholders comprises the issuance of Micro Focus shares representing 50.1% of the fully diluted issued share capital[3] of the combined group on Completion and a pre-Completion cash payment of $2.5bn to HPE • Micro Focus shareholders will own 49.9% of the fully diluted share capital of the combined company following Completion of the Transaction, with HPE shareholders owning the remaining 50.1% • Proposed Return of Value ("RoV") to existing Micro Focus shareholders prior to Completion of $400m
What Is Being Acquired?	• HPE Software revenues[4] for the LTM 30 April 2016 of $3.2bn (LTM Q2 2016 y-o-y growth rate adjusted for divestitures, MOBU and currency of 1.5%) and Acquired EBITDA[2] was $738m • Largely complementary portfolio of assets in the infrastructure software space
Why Is This Being Contemplated?	• Transaction consistent with Micro Focus' strategy of acquiring & efficiently managing sticky mature infrastructure assets • Transaction significantly increases Micro Focus' scale in a number of business segments • Significant potential for operational efficiency gains through the application of Micro Focus' disciplined operating model. HPE Software delivered Underlying Adjusted EBITDA margin of 21%[5] in the twelve months to 30 April 2016. Micro Focus believes it will be possible to improve the margin delivered by HPE Software's mature software assets (approximately 80% of revenue) to Micro Focus' level by the end of the third full financial year following Completion[6] • HPE and Micro Focus have separately announced their intent to enter into a commercial partnership naming SUSE as HPE's preferred Linux partner
Debt financing	• Micro Focus has entered into commitments for a total of US$5.5 billion of debt financing related to the Transaction including a revolving credit facility of US$500 million • Enlarged Group expected to have a pro-forma Net Debt to Facility EBITDA multiple of approximately 3.3x at close (post the RoV), which is expected to reduce to 2.5x within two years following Completion
Completion Conditions & Timing	• Completion is subject (amongst other things) to Micro Focus shareholder approval, regulatory clearances, SEC filings in order to create American Depository Shares for the Consideration Shares and receipt of certain tax opinions • Completion is expected in Q3 CY2017

Note: HPE Software financials prepared under US GAAP, Micro Focus financials prepared under IFRS; [1] Multiple calculated based on effective Enterprise Value of $8.8bn less $400m assumed Return of Value to Micro Focus shareholders divided by HPE Software's Acquired LTM Q2 2016 EBITDA of $738m; [2] HPE Software's Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction for the twelve months to 30 April 2016; [3] Fully diluted basis calculated using the Treasury Share Method; [4] HPE Software historical financials have been adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit ("MOBU") in the fourth quarter of FYE 2015; [5] UAEBITDA margin unadjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; [6] This is not a profit forecast, and should not be interpreted to mean that the earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share of Micro Focus

21

MICRO FOCUS

Sources & Uses

Sources and Uses

Sources	$bn
Issue of new shares	6.3
New debt	5.0
Total Sources	**11.3**

Uses	$bn
Equity to HPE shareholders	*6.3*
Cash payment to HPE	*2.5*
Acquisition purchase price	8.8
RoV	0.4
Acquiror existing debt, other	2.1
Total Uses	**11.3**

Pro Forma capitalisation (Apr-16A)

Capitalisation	$bn	X LTM EBITDA
RCF ($500mm)	-	
Debt committed funding	5.0	
Total debt	**5.0**	3.6x Apr-16 / 3.3x Closing
Micro Focus market cap	6.3	
HPE Software equity value	6.3	
Equity value (at announcement)[1]	**12.6**	
PF Adj. LTM Facility EBITDA Apr-16		1.39[2]

Source: FactSet, Company announcements
Note: Micro Focus Facility EBITDA PF Serena acquisition of $81mm; Facility EBITDA is Adjusted EBITDA before amortisation and impairment of capitalised development costs
[1] Based upon the closing share price of Micro Focus as at 6 September 2016 and the fully diluted share count under the Treasury Method
[2] $1,385mm Facility EBITDA as of 30 Apr-16 LTM based on Micro Focus Facility EBITDA of $647mm (PF for Serena acquisition), HPE Software Facility EBITDA of $738mm, adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction; as per RNS release on 7 September 2016, HPE Software's underlying adjusted EBITDA and Facility EBITDA as calculated result in the same figure

22

 HPE Software Combination Offers Micro Focus a Unique Opportunity to Create an Industry Leader that Can Consolidate at a Much Larger Scale  23  Sources: Capital IQ and HPE Software management financials; LTM as of 31-Jul-2016  23  #6      #23  Potential leaders/targets of mid-size consolidation to create scale to compete with the largest software companies      Nuance Communications  Potential targets to consolidate and create scale in maturing market

Merger Rationale

Extend Market Presence	• Adds additional breadth and scale to Micro Focus' existing portfolio of sticky products in core areas, with strong cash flows • Increased exposure to fast growing segments through HPE Software's security and big data products
Increased Operational Efficiency	• Integration of functions and rationalisation provide scope for cost savings • Leverage Micro Focus' management's experience from previous transactions and in-house cost rationalization exercises

Deliver Effective Product Management and Improve Sales Productivity	• Appropriate categorisation of products within the four box model to identify spending priorities
	  • Effective, targeted spending to grow revenues in areas with market potential
	  • Extend the life and productivity of products in areas of systematic decline or with limited potential for top line growth

Focus on EBITDA and FCF growth
Focus on Total Shareholder Returns
Maintain a stable platform to deliver results

24

MICRO FOCUS

Credit Highlights

1 Well positioned in both mature and growth sectors of the software market

- Leader in managing mature infrastructure software assets
- Significant presence in growth segments

2 Diversity by product, customer base and geography

- Micro Focus customer base >20K and HPE Software >50K and including virtually all Fortune 500 companies and representing all major industries
- Balanced geographic split across North America and the rest of the world

3 Predictable performance from portfolio effects and sticky customer base

- Breadth of portfolio helps to mitigate fluctuations in performance at product level, providing highly predictable overall results
  - Significant recurring revenues for Micro Focus and HPE Software

4 Highly cash generative with the potential for further operational efficiencies

- Strong track record for cash generation
- Target EBITDA margin differential provides ample opportunity (Micro Focus c .44%[1] vs HPE Software c.21%), e.g. Attachmate
  - 80% of HPE Software products are mature and there remains opportunity to increase margin to Micro Focus portfolio margins by the third full year following completion of the merger

5 Management team with a strong M&A track record

- Track record of acquiring businesses and improving margins
- Track record of deleveraging e.g. de-levered 0.7x (post Serena transaction) since TAG merger completion in November 2014
  - Voluntary prepayment by Micro Focus of $150m of Term Loan B

Source: Micro Focus 2016A preliminary results presentation
[1] Pro Forma for impact of Serena acquisition

25

MICRO FOCUS

 HPE Software Assets Overview

HPE Software – Business Overview

Business Overview

- Hewlett Packard Enterprise's Software Business Segment
- Global footprint spanning the Americas, Asia Pacific & Japan and Europe, Middle East & Africa ("EMEA") regions
- **Product and service offerings**
  - Provides enterprise software solutions for IT operations management, Applications delivery management, Enterprise security products, Information management & governance and Big data analytics
- **Products offered via:**
  - Term and perpetual licenses (followed by maintenance payments)
  - SaaS model
  - Professional services
- **Scale and profitability**
  - Engaging with c. 5,000 partners and over 50,000 customers across the world
  - The company currently works with 94 of the Fortune 100 companies
  - LTM Q2 16 Revenue $3,172m, Acquired EBITDA[1] $738m

Financial Overview

Revenue by type (%)


LTM Q2 Apr-2016
Prof Services
13%
License
28%
SaaS
9%
59% recurring revenue[2]
Maintenance
50%

Revenue and EBITDA ($m)


Revenue[3]
$3,188
$3,172
FY2015A
LTM Q2 16


UAEBITDA[4] margin (%)
21%
21%
FY2015A
LTM Q2 16

Source: RNS merger announcement
[1] Acquired EBITDA is UAEBITDA adjusted for overhead costs of c.$80m that will not transfer to Micro Focus as part of this transaction for the twelve months to 30 April 2016
[2] Recurring HPE revenue comprises both subscriptions and maintenance
[3] HPE Software historical financials have been adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit ("MOBU") in the fourth quarter of FYE 2015
[4] Underlying Adjusted EBITDA removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA

27

MICRO FOCUS

HPE Software – Product Portfolio

HPE Software Product Portfolio

	IT operations management	Application delivery management (ADM)	Enterprise security products (ESP)	Information management & governance (IM&G)	Big data analytics
Description	• Facilitating management, automation and optimisation of data centers and cloud infrastructure	• Quality and lifecycle tools for traditional and DevOps application development models	• Enabling enterprises to protect interactions among users, apps and data across locations and devices • Key offerings include threat identification, digital asset protection, data security and application hardening	• Helping customers manage, govern, store and secure their information • Solutions: data protection, archiving & e-Discovery, and content management	• Providing platforms that help customers harness their data and identify new opportunities • Platforms: next-generation enterprise search and data analytics (IDOL) and columnar database (Vertica)
Select Product portfolio	Service Anywhere Cloud Orchestration Data Center Automation	ALM AppPulse	ArcSight FORTIFY ATALLA Security Voltage security	Digital Safe Data Protector	IDOL VERTICA HPE Haven OnDemand

MICRO FOCUS

28

 Financial Impact & Integration

 Micro Focus – Standalone Historical Financials  30  Historical financials (Pro Forma for Serena acquisition, $m)  Source: Micro Focus company filingsNote: Financials pro forma for acquisition of Serena in May 2016; Underlying Adjusted EBITDA removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA        FY Apr-16  FY Apr-15  FY Apr-14  Licence Revenue      336   367   401   Maintenance Revenue      763   849   877   Subscriptions       249   216   182   Consultancy      60   67   112               Total Reported Revenue       1,408   1,500   1,572   % growth        (6.1%)  (4.6%)  –               Underlying Adjusted EBITDA       613   592   586

 Micro Focus Pro Forma Revenue (FYE April, IFRS)  HPE Software Pro Forma Revenue(FYE October, US GAAP)  ~$4.5bnCombined Revenue  Note: Actual Currency, Pro Forma (i.e. adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit (“MOBU”) in the fourth quarter of FYE 2015)Accounting Standard: US GAAPFYE 31-October  This represents the Micro Focus IFRS revenues added to the HPE Software revenues adjusted for divestitures and MOBU for the twelve months to 30 April 2016IFRS treatment of the US GAAP financial statements are likely to produce a difference from this calculation  Note: Actual currency, Pro Forma1Accounting Standard: IFRSFYE 30-April  Revenue ($m)  Revenue ($m)  31      Revenues: Micro Focus (IFRS) and HPE Software (US GAAP)  1 Pro Forma for acquisitions of the Attachmate Group and Serena acquisition

EBITDA: Micro Focus (IFRS) and HPE Software (US GAAP)

Micro Focus Pro Forma UAEBITDA (FYE 30 April, IFRS)

Underlying Adj. EBITDA ($m)



586
592
613
FY14A
FY15A
FY16A

- Note: Actual Currency, Pro Forma[2]
- Accounting Standard: IFRS
- FYE 30-April

+

HPE Software Pro Forma UAEBITDA[1] (FYE 31 October, US GAAP)

EBITDA ($m)



Costs not transferring
738
80
688
657
658
FY14A
FY15A
LTM Q2 16

- Note: Actual Currency, Pro Forma (i.e. adjusted for a number of divestments at various points during the last two fiscal years and the transfer of the Marketing Optimisation Business Unit ("MOBU") in the fourth quarter of FYE 2015)
- Accounting Standard: US GAAP
- FYE 31-October

- This represents the Micro Focus IFRS EBITDA added to the US GAAP EBITDA for the twelve months to April 30th 2016
- The IFRS treatment of the US GAAP financial statements are likely to produce a difference from this calculation

= **~$1.35bn Combined UAEBITDA**

[1] Included in the LTM Q2 2016 HPE Software illustrative constant perimeter EBITDA is approximately US$80m in overhead costs that will not transfer as part of the sale transaction

[2] Pro Forma for acquisitions of the Attachmate Group and Serena acquisition

32

MICRO FOCUS

 Strong Cash Flow Profile  Micro Focus Cash Flow From Operations1 (FYE 30 April)   HPE Software Cash Flow From Operations1 (FYE 31 October)   Note: Cash flow information for HPE Software on an as-reported basis. Hence cash flows include contributions – both negative and positive – from disposals. To this regard, the year-on-year changes do not reflect changes in performance of ongoing operations1 Cash Flows on an as-reported basis, HPE Software accounts are prepared under US GAAP and Micro Focus’ under IFRS  Cash from Operations  Cash from Operations  33  Complementary and strong operational cash flow profiles

 Micro Focus Will Maintain Its Commitment to Prudent Financial Policy  34  Commitment to low leverage  Continued commitment to target a net reported leverage of 2.5x Facility EBITDAPro forma for this transaction, leverage to return below 2.5x within two years following completion of the transaction supported by debt paydown, EBITDA growth and strong free cash flow generation  Strong liquidity position  Strong liquidity profile provided by Micro Focus free cash flow generation capability$500mm revolving credit facility as part of commitments totalling $5.5bn of debt financing related to the transactionRefinancing of existing indebtedness will ensure a long-dated maturity profile with no upcoming maturities  Transparent dividend policy  Micro Focus maintain a long-term commitment to deliver enhanced shareholder returns and development of the companyMicro Focus intends to continue its stated dividend policy post the transaction of distributions equal to approximately half of adjusted net income  Selective and proven M&A policy  Micro Focus management have a proven track record in execution of M&A transactions and delivering on subsequent integration processes

Micro Focus Approach to Acquisition Integration

- HPE and Micro Focus have formed a separation committee to monitor and oversee the separation of HPE Software in accordance with the Transaction documents
- Micro Focus has integrated many business over the last five years and takes a structured approach to post acquisition integration, which includes:
  - Minimise day 1 changes – we will ensure changes are well planned – key integration planning over the first 90 days post Completion[1]
  - Multiple work streams to plan and then manage changes, and deliver to integration objectives:
    - Identify, leverage and embed best practice
    - Decide where teams fit, and the shape of the organisation
    - Identify and validate synergy opportunities
    - Decide system changes and timelines
    - Implement system and process cutovers
    - Transition people related changes, including benefits
    - Identify, leverage and embed best practice
  - Minimise Go To Market disruption


MICRO FOCUS

[1] Accelerate if pre-close integration planning possible, once regulatory approvals have been given

35
MICRO FOCUS

A Phased Approach to Delivery and Setting Market Expectations

FY17 | FY18 | FY19 | FY20

Phase I: Assessment

Actions
- Deliver plans for FY17
- Detailed review of combined businesses
- Invigorate Product Management

Phase II: Integration

Actions
- Standardise systems
- Rationalise Properties
- Rationalise Legal entities
- New Go to Market (GTM) model
- Maintain/improve cash conversion
- Rationalise underperforming elements
- New market initiatives

Phase III: Stabilisation

Actions
- Stabilise top line
- Improve GTM productivity
- Growth from new areas
- Improved profitability
- Standardise systems

Phase IV: Growth

Actions
- Top line growth
- Click and repeat!

36

MICRO FOCUS

Credit Highlights

1 Well positioned in both mature and growth sectors of the software market

- Leader in managing mature infrastructure software assets
- Significant presence in growth segments

2 Diversity by product, customer base and geography

- Micro Focus customer base >20K and HPE Software >50K and including virtually all Fortune 500 companies and representing all major industries
- Balanced geographic split across North America and the rest of the world

3 Predictable performance from portfolio effects and sticky customer base

- Breadth of portfolio helps to mitigate fluctuations in performance at product level, providing highly predictable overall results
  - Significant recurring revenues for Micro Focus and HPE Software

4 Highly cash generative with the potential for further operational efficiencies

- Strong track record for cash generation
- Target EBITDA margin differential provides ample opportunity (Micro Focus c .44%[1] vs HPE Software c.21%), e.g. Attachmate
  - 80% of HPE Software products are mature and there remains opportunity to increase margin to Micro Focus portfolio margins by the third full year following completion of the merger

5 Management team with a strong M&A track record

- Track record of acquiring businesses and improving margins
- Track record of deleveraging e.g. de-levered 0.7x (post Serena transaction) since TAG merger completion in November 2014
  - Voluntary prepayment by Micro Focus of $150m of Term Loan B

Source: Micro Focus 2016A preliminary results presentation
[1] Pro Forma for impact of Serena acquisition

37

MICRO FOCUS

 Appendix

 Selected Financial Information on HPE Software  JPM – pls add financial schedules     For the fiscal years ended 31 October         LTM Q2 2016   2015  2014    US$m   US$m   US$m   Net Revenues as reported under SEC US GAAP Carveout rules        HPE Software Segment    $3,412    $3,622    $3,933   Less:            MOBU Transfer  (56)  (163)  (232)  Disposals in the period1  (184)  (271)  (310)  HPE Software revenue adjusted for divestitures and MOBU   $3,172    $3,188    $3,391           Revenue growth rate adjusted for divestitures, MOBU and currency  1.5%  (1.9)%  N/A              Earnings before taxes as reported in SEC US GAAP Carveout rules  344  319  413   Add back interest  –   –   –   Add back depreciation and amortisation of capitalised software  81  104  111   Add back amortisation of intangibles   186  224  248  HPE Software EBITDA  611  647  772           Add back separation costs  89  91  –   Add back restructuring charges  74  35  48   Add back stock based compensation  61  59  60   Add back acquisition related charges  2  5  10  HPE Software Underlying Adjusted EBITDA2  837  837  890  Less:            MOBU Transfer  (13)  (33)  (48)  Disposals in the period*   (166)  (147)  (154)              HPE Software underlying adjusted EBITDA further adjusted for divestitures and MOBU3   $658    $657  $688   Note: LTM Q2 2016 refers to the trailing twelve months for the period 1 May 2015 through 30 April 20161 Disposals of Tipping Point, iManage, Live Vault, HPPA Teleform. Amounts shown for these divestitures are management's best estimate of the amount of revenue and EBITDA generated by these divested businesses during the periods presented, adjusted for management's estimate of overhead and other costs that did not exit HPE Software on divestment of these businesses2 Micro Focus reports a metric referred to as “Facility EBITDA,” which is defined earlier in this document. HPE Software’s underlying adjusted EBITDA and Facility EBITDA as calculated result in the same figure 3 Included in the LTM Q2 2016 HPE Software illustrative EBITDA is approximately US$80m in overhead costs that will not transfer as part of the transaction  39

Micro Focus Strategy: Unchanged, Still Working

Reiterated in July preliminary results for the twelve months ended 30 April 2016

Industry Logic

Micro Focus helps bridge the old and the new by enabling you to:

- Exploit advances in technology such as virtualisation, cloud and mobile without the cost and risk of starting again with the application suite
- Protect prior investments in your data and business logic whilst unlocking new opportunities & use cases
- Optimize where you build, test and deploy business applications
- Execute with a balance of speed, flexibility and risk, that is right for your business

Operational Approach

Our execution needs to ensure we:

- Identify opportunities to exploit new models and market niches
- Focus on "sticky" products which are embedded within customers' systems and processes
- Develop product capabilities & services that encourage and promote use of current product over the decision to move
- Acquire assets that add capabilities that incentivize customers to remain with their current products, or add further similar types of product and customer sets

Operational Outputs

- EBITDA and FCF growth
- Total shareholder return
- Stable platform delivering sustainable results

Shareholder Returns

Three year share price progression ($, rebased to 100)



225
200
175
150
125
100
75
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
+118%
Regular Dividends
Periodic Returns of Value ("RoV")

HPE Software acquisition consistent with stated strategy

40

Micro Focus

COBOL Development and Mainframe solutions (CDMS)

Description

- COBOL development (CD) products primarily target the off-mainframe distributed development market
- The CD products enable programmers to develop and deploy applications written in COBOL across multiple platforms including Windows, UNIX and Linux and the cloud
- COBOL applications continue to be at the heart of the world's business transactions and to power the majority of large organizations' key business operations
  - Visual COBOL is the key growth driver to enable migration of existing COBOL applications to the cloud and mobile
- Mainframe Solutions (MS) allow customers the choice of where they develop, test and deploy their business applications, either within the mainframe environment or outside of it on distributed Windows, UNIX and Linux machines
  - Enables customers to re-use existing business logic and data, while also looking to exploit new innovations in technology such as mobile and cloud through enabling the re-deployment of enterprise mainframe applications to distributed systems, virtualized mobile platforms, and the cloud


Your ACU Application

Market opportunities

Development Opportunities

- Transforming the way that mainframe customers maintain and develop their business applications

Mobile

- Helping customers to adapt to the way their customers want to consume their applications and services

Emerging markets

- Removing the platform constraints associated with fit for purpose enterprise applications

Cost containment

- Enabling customers to align the cost of application service delivery with the business value

Historical revenues by half-year, CCY basis


Maintenance
License
Services
$122
3
53
67
$135
4
62
69
$122
4
48
71
$134
4
58
71
$116
4
40
72
$143
5
65
73

	HY1-14	HY2-14	HY1-15	HY2-15	HY1-16	HY2-16
Year on year growth						
Maintenance			6.0%	3.0%	1.6%	3.1%
License			(10.0%)	(6.4%)	(16.0%)	11.0%
Services			56.0%	5.0%	2.6%	16.7%
Total			**0.1%**	**(1.3%)**	**(5.2%)**	**7.0%**

Source: Company presentations

41

Micro Focus
Identity, Access and Security Solutions (IAS)

Description

- Identity and Access Management products enable simple, secure access by using integrated identity information to create, modify, and retire identities and control their access to enterprise, cloud and mobile resources
- Key features include identity management, access management, single sign-on, access governance, identity tracking and active directory administration
- Virtualisation, cloud development and increased compliance / regulation aid segment growth



SINGLE SIGN-ON
APPLICATION FEDERATION
MOBILE ACCESS
Access
ACCESS CONTROL
RISK-BASED AUTHENTICATION
STRONG AUTHENTICATION
SOCIAL IDENTITY

Benefits

- Protect sensitive data and intellectual property
  - Ensure compliance with regulatory and audit requirements
  - Manage the identity of everything
  - Reduce the risk of a breach and rapidly respond to attacks
  - Protect the connections between systems as well as the data
- Manage business risk through better governance
- Manage privileged user activity, especially with sensitive data
- Deliver the right access to the right people, faster
- Implement adaptive authentication depending on business needs

Historical revenues by half-year, CCY basis



Maintenance
License
Services
$105
14
20
71
$118
14
29
75
$110
13
23
74
$108
14
20
73
$103
12
20
71
$114
11
32
72
HY1-14
HY2-14
HY1-15
HY2-15
HY1-16
HY2-16

Year on year growth	HY1-14	HY2-14	HY1-15	HY2-15	HY1-16	HY2-16
Maintenance			5.0%	(3.2%)	(5.0%)	(1.5%)
License			13.5%	(30.4%)	(10.1%)	56.9%
Services			(8.3%)	6.7%	(11.4%)	(27.8%)
Total			**4.8%**	**(8.8%)**	**(6.8%)**	**6.0%**

Source: Company presentations

42

Micro Focus
Host Connectivity Solutions

Description

- The Host Connectivity product set is the combination of the Attachmate products from TAG and the Micro Focus Rumba products
- Enable IT organizations using centralized applications to provide business-critical information to the end-user of the system while modernizing the functionality and access to the information which can be held across a broad array of new and legacy systems
  - Core products deliver graphical user interfaces (GUI) for legacy applications
- The customer value proposition centers on user productivity; and the ability to extend modern and secure user access to legacy systems on the mobile device technologies that continue to emerge


MSS
Authentication
Authorization
LDAP Directory
Management Server
Attachmate terminal emulation clients
Token-Based Access Control
Security Proxy Server
Auditing
Host

Market opportunities

Security and Regulatory Compliance

- Continue to invest in security technologies that enable enterprises to protect host data and adhere to regulatory mandates

Navigate Evolution of Desktop Platform

- Support continuous evolution of desktop with certification for Windows 10, Citrix, VMware, DaaS, cloud, containers

Mobility

- Enable users to leverage modern devices to productively interact with host applications from anywhere

Centrally Manage and Secure Host Assets

- Centrally administer desktop host access and configurations to gain central control of terminal emulation clients

Historical revenues by half-year, CCY basis


Maintenance
License
Services
$97
3
39
55
$101
2
45
54
$83
2
27
55
$121
2
68
51
$104
1
49
54
$94
2
41
51
HY1-14
HY2-14
HY1-15
HY2-15
HY1-16
HY2-16

Year on year growth	HY1-15	HY2-15	HY1-16	HY2-16
Maintenance	(0.9%)	(4.6%)	(0.6%)	(0.2%)
License	(31.6%)	49.1%	80.3%	(38.8%)
Services	(40.0%)	0.0%	(33.3%)	(22.7%)
Total	**(14.5%)**	**19.5%**	**24.9%**	**(22.2%)**

Source: Company presentations

43

Micro Focus

Development and IT Operations Management (Dev & ITOM)

Description

- Includes tools (applications) that enable IT departments to better manage their data centers, software development and testing (Borland) as well as system monitor and support tools
- This product set is the combination of the Borland products from Base Micro Focus; the balance of the NetIQ products not incorporated into IAS; and the Zenworks endpoint management software from the Novell product set
  - The Borland software development tools enable companies to optimize the end to end supply chain process of delivering software, from definition (requirements capture) through to quality (testing and change management)
  - IT Operations Management (ITOM) enable always-available business services, enterprise applications and IT systems offering end-to-end enterprise disaster recovery capabilities, which protects both physical and virtual workloads



Cloud
Virtual
Inventory & Planning
Streamlined Execution
Dashboard & Reporting
Physical



USER WORKSPACE
Self-services
Data
User Based
Devices
BYOD
Apps

Primary value proposition

- Development tools provide the foundation for accelerated delivery of software projects and are leveraged by companies seeking competitive advantage, improved customer satisfaction, and optimized operational efficiency
- Primary value propositions of ITOM tools incorporate:
  - Data center management
  - Integrated service management
  - Application management and systems management
  - Application performance management
  - IT process automation

Historical revenues by half-year, CCY basis



Maintenance
License
Services
$102
2
25
76
$101
2
25
74
$90
2
18
71
$91
1
24
66
$78
2
13
63
$80
1
21
59
HY1-14
HY2-14
HY1-15
HY2-15
HY1-16
HY2-16

Year on year growth	HY1-14	HY2-14	HY1-15	HY2-15	HY1-16	HY2-16
Maintenance			(7.0%)	(10.9%)	(11.0%)	(11.5%)
License			(28.2%)	(4.4%)	(24.7%)	(14.6%)
Services			0.0%	(29.4%)	(6.3%)	(41.7%)
Total			**(12.0%)**	**(9.6%)**	**(13.7%)**	**(12.7%)**

Source: Company presentations
Note: Historical revenues exclude Serena transaction

44

Micro Focus
Collaboration and Networking Solutions

Description

- Collaboration products enable organizations to be more productive in work environments that are more secure and easier to manage, regardless of how or where people work
- Fully distributed networking services such as centralized server management; secure file storage; and storage management, provide full enterprise distributed networking environment suitable for small workgroups, right through to global enterprise deployments
- This portfolio has the balance of the Novell product portfolio together with the CORBA portfolio from Base Micro Focus

Vision

- **File and Print**
  - Provide enterprise-class file services across Windows, OES, and storage platforms to make storing, accessing and printing enterprise files easy, secure and affordable
- **Collaboration**
  - Provide unified instant and persistent exchange of messages, including relevant files and communication history to enhance team collaboration



Communication
Collaboration
Secure
Cost Effective
IT Control
Email
Calenda
Social
Desktop
Mobile
58% of managers say email is their preferred form of enterprise communication.
96% of execs cite the lack of collaboration or ineffective communication as the source of workplace failure.
Internal
External

Historical revenues by half-year, CCY basis



Maintenance
License
Services
$115
3
20
93
$111
2
21
88
$105
5
18
82
$92
2
17
73
$83
3
12
68
$77
3
12
62
HY1-14
HY2-14
HY1-15
HY2-15
HY1-16
HY2-16

Year on year growth	HY1-14	HY2-14	HY1-15	HY2-15	HY1-16	HY2-16
Maintenance			(11.4%)	(16.8%)	(17.1%)	(14.4%)
License			(6.7%)	(20.9%)	(33.0%)	(29.9%)
Services			39.4%	0.0%	(34.8%)	21.7%
Total			**(9.2%)**	**(17.2%)**	**(20.6%)**	**(16.3%)**

Source: Company presentations

45

Micro Focus

SUSE (Linux and Open Source)

Description

- SUSE server products enable clients to reliably and securely run mission-critical applications anywhere: physical, virtual and cloud
- The core of the product set is the SUSE Linux Enterprise Server (SLES) which is a highly reliable, scalable and secure Linux server operating system built on top of the open source Linux kernel that allows a computer and its various hardware and software components to interact
- Supports enterprise applications running on a broad range of hardware enabling them to deliver reliable business services, enable secure networks and manage heterogeneous IT resources



1st
Enterprise Open Stack Distribution
24+
Years of Linux Engineering Experience
5000+
Global Partners
150+
Support Engineers
2/3+
of the Fortune Global 100 use SUSE Linux Enterprise
7000+
Certified Applications
20,000+
Certified Systems

Source: Company presentations

SUSE market position



15+
Mainframe Linux
Over 15 years of mainframe Linux market share leadership
4/5
Linux in Finance
4 out of 5 of the world's largest banks use SUSE Linux Enterprise
80%
Linux in Large Enterprise
Over 80% of the Fortune Global 50 are active SUSE Customers
70%
SAP
SAP on Linux
70% of all SAP applications running on Linux run on SUSE
x10
Linux in Telecom
10 of the largest telecommunications carriers rely on SUSE
7/10
Linux in Manufacturing
7 out of 10 world's largest manufacturers use SUSE Linux Enterprise

Historical revenues by half-year, CCY basis



Subscription
Services
$92
$100
$106
$109
$121
$133
1
2
1
3
3
2
91
98
105
106
119
130
HY1-14
HY2-14
HY1-15
HY2-15
HY1-16
HY2-16

Year on year growth						
Subscription			15.0%	7.9%	13.3%	23.2%
Services			16.7%	40.0%	78.6%	(14.3%)
Total			**15.1%**	**8.5%**	**14.1%**	**22.2%**

46

Serena Acquisition

What was acquired?

- Serena reported revenues[1] of $162mm in the year to 31st January 2016 and Underlying Adjusted EBITDA ("UAE") of $80mm, generated by ~426 employees
- Serena develops and markets Change Management software, used by software engineers to manage development
- Combination would extend Micro Focus' footprint in both the mainframe and distributed computing segments, where Serena has a blue chip customer set

Background and timeline

- Founded: 1980. Headquarters: San Mateo, CA
- Key events:
  - 1999 – Nasdaq IPO
  - 2004 – Merger Of Equals with Marani
  - 2006 – Take Private by Silver Lake Partners
  - 2014 – Secondary Buy-Out by HGGC
  - 2016 – Acquisition by Micro Focus International plc
- Source Code Change Management (SCCM) Market Position
  - Serena is the number 2 to IBM, and ahead or Microsoft, Perforce, Dell, CA Technologies

Source: Gertner March 2014

3 year financial track record ($mm)



Revenue
UAE
183
77
176
87
163
80
FY2014
FY2015
FY2016[2]

- When comparing FY16 performance with FY15–c.$8m of the reduction in revenues and $3m of the decrease in UAE 1s attributable to foreign exchange movements

Sticky products

Change Man ZMF & SSM	• Tracks and manages application developments & release changes
Dimensions CM	• Change management across distributed global teams using common processes
Serena Business Manager	• Business Process Management ('BPM') platform

Blue chip customer base

Banking	UBS, JPMorganChase, Crédit Agricole, Bank of America, Capital One
Insurance	Prudential, Swiss Re, Generali, Western & Southern Life, Nationwide
Info/Telco	SunGard, Telecom, at&t, T-Systems, D&B
Mfg. & retail	Samsung, Gordmans, UPS, Volvo, Pratt & Whitney
Healthcare	BlueCross BlueShield, CVS Caremark, Aetna, Guidant, WellPoint
Government	United States Postal Service, BAE Systems, WorkSafe, NPS, CMS

- Serena has more than 2,500[3] customers
- Low concentration: top 30 customers[4] have only 22% of revenue

[1] Financial numbers for Serena are prepared under US GAAP; FY16 numbers are preliminary and unaudited
[2] Unaudited management accounts information for the Serena; Group's YE 31st January 2016
[3] Customer numbers per Serena website
[4] By total FY15 revenue, from Serena customer analysis

47

MICRO FOCUS

Serena Product Summary

Portfolio of mature infrastructure software products

		Mainframe ALM/SCCM[1]	Distributed ALM/SCCM	Distributed BPM	Mainframe Other and SaaS	Serena Total
LTM Dec 15 Revenue	Revenue ($mm)	57	53	37	15	162
	Growth[2]	4%	(10)%	(11)%	(7)%	(6)%
Makret	Primary Market Description	Governance of software development lifecycle	Governance of software development lifecycle	Business process optimization	N/A	
	Market Rank	Top 2		Top 10	N/A	
	Key Competitors	IBM, CA, Compuwar	IBM, Microsoft Perforce	IBM, Oracle, Progress SW	N/A	
Products	Key Products	Change Man ZMF	Dimensions CM, Release Management, PVCS	Serena Business Manager	Comparex, Startool	

[1] ALM = Application Lifecycle Management; SCCM = Source Code Change Management
[2] Product growth is 2yr CAGR FY14-LTM Dec 15. Market rank and competitor data provided by Gartner 2013

48

MICRO FOCUS

www.microfocus.com

 Disclaimer  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This presentation does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document. ADDITIONAL INFORMATION AND WHERE TO FIND ITThis presentation has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This presentation relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by HPE Software Spinco, Inc. ("HPE Software"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and HPE Software will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This presentation is not a substitute for the registration statements or other document(s) that the Company and/or HPE Software may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations or HPE’s investor relations. For the purposes of this notice, "presentation" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the presentation meeting or while access to the presentation has been made available to you. This presentation has not been approved by the UK Financial Conduct Authority ("FCA") or any other regulator. This presentation is for information purposes only. The material and information herein is not to be shared with any other parties. Neither this presentation, nor any part of it nor the fact of its availability or distribution is investment or financial product advice and nor is it intended to be used as the basis for making an investment decision. Neither the Company nor J.P. Morgan Limited ("J.P. Morgan Cazenove") nor Numis Securities Limited ("Numis") makes any representation to any recipient regarding an investment in the securities referred to in this presentation. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person. You should seek your own legal, investment and tax advice as you see fit and you should not act upon any information contained in this presentation without first consulting a financial or other professional adviser. This presentation must not be recorded, copied, reproduced, published, distributed, disclosed, stored in a retrieval system, transmitted or passed on, directly or indirectly, in whole or in part, or disclosed by any recipient, to any other person (whether within or outside such person’s organisation or firm) at any time without the written consent of the Company. The availability and distribution of this presentation in certain jurisdictions may be restricted by law. No action has been taken by the Company, J.P. Morgan Cazenove or Numis that would permit access to or possession or distribution of this presentation or any other offering or publicity material relating to the Company in any jurisdiction where action for that purpose is required. Persons into whose possession this presentation comes or who have accessed this presentation are required by the Company, J.P. Morgan Cazenove and Numis to inform themselves about, and to observe, such restrictions.   50

 Disclaimer (Cont’d)  Neither this presentation nor the information contained herein constitutes or forms part of an offer to sell or the solicitation of an offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities of the Company have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold or transferred, directly or indirectly, in or into the United States absent registration or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any state or other jurisdiction of the United States. There will be no public offer of any securities in the United States or any other jurisdiction.J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser and sponsor to the Company and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition and/or any other matter referred to in this presentation. Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove by FSMA (as defined below), or the regulatory regime established thereunder, J.P. Morgan Cazenove accepts no responsibility or liability whatsoever and makes no representation or warranty, express or implied, in relation to the contents of this presentation, including its accuracy, completeness or for any other statement made or purported to be made by it or on behalf of it, the Company, its directors or any other person in connection with the Company, the Acquisition or any other matter in this presentation and nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. J.P. Morgan Cazenove accordingly disclaims all and any liability whatsoever, whether arising out of tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this presentation or any such statement.Numis, which is authorised and regulated in the United Kingdom by the FCA, is acting as corporate broker and financial adviser to the Company and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition and/or any other matter referred to in this presentation. Apart from the responsibilities and liabilities, if any, which may be imposed on Numis by FSMA (as defined below), or the regulatory regime established thereunder, Numis accepts no responsibility or liability whatsoever and makes no representation or warranty, express or implied, in relation to the contents of this presentation, including its accuracy, completeness or for any other statement made or purported to be made by it or on behalf of it, the Company, its directors or any other person in connection with the Company, the Acquisition or any other matter in this presentation and nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. Numis accordingly disclaims all and any liability whatsoever, whether arising out of tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this presentation or any such statement.Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus or HPE may contain certain statements about the Company, HPE and HPE Software that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this presentation may include statements about the expected effects on the Company, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and HPE Software’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor HPE, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this presentation based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or HPE Software; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, HPE Software and the resulting combined company; the ability to successfully combine the business of the Company and HPE Software and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, HPE Software or the combined company; the risk that disruptions from the Transaction will impact the Company’s or HPE Software’s business; and the Company’s, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus's Annual Report and Accounts 2016. Forward-looking statements included herein are made as of the date hereof, and none of the Company, HPE Software or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.   51

 Disclaimer (Cont’d)  Subject to any requirement under applicable law, Miami undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except as otherwise explicitly stated, neither the content of the Miami website nor the Houston website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.The information contained within this presentation has not been independently verified by J.P. Morgan Cazenove or Numis. No reliance may be placed, for any purpose whatsoever, on the information or opinions contained in this presentation nor on its completeness, accuracy or fairness and no representation or warranty, express or implied, is given by or on behalf of the Company, J.P. Morgan Cazenove or Numis or any of their respective parent or subsidiary undertakings, or the subsidiary undertakings of any such parent undertakings, or any of their respective directors, officers, employees, agents, affiliates or advisers as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and to the extent permitted by law no responsibility or liability is assumed by any such persons for any such information or opinions or for any errors or omissions. The projections contained herein should not be regarded as a representation or warranty, express or implied, by the Company, J.P. Morgan Cazenove or Numis or any of their respective parent or subsidiary undertakings, or the subsidiary undertakings of any such parent undertakings or any of their respective directors, officers, employees, agents, affiliates or advisers that the projected or estimated results will be achieved. To the maximum extent permitted by law, neither the Company, its directors, officers, shareholders, advisers, affiliates, employees or agents, nor any other person accept any liability, including, without limitation, any liability arising out of fault or negligence for any loss arising from the use of the information contained in this presentation. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. This presentation speaks as at the date on which it is made. All information presented or contained in this presentation is subject to verification, correction, completion and change without notice. Neither the delivery of this presentation nor any further discussions by the Company, J.P. Morgan Cazenove or Numis with any of the recipients thereof shall, under any circumstances, create any implication that there has been no change in the affairs of the Company and/or HPE Software since that date and neither the Company nor J.P. Morgan Cazenove nor Numis undertakes any duty or assumes any obligation to update, revise publicly or correct this presentation whether as a result of new information, future events or otherwise, except to the extent required by the FCA, the London Stock Exchange or by the Listing Rules, the Disclosure Guidance and Transparency Rules or by applicable law. No statement in this presentation is, is intended to be, or should be construed as, a profit forecast or profit estimate for any period or to imply that the earnings of the Company for the current or future financial years will necessarily match or exceed the historical or published earnings of the Company.Certain market data information in this presentation is based on management’s estimates. The Company obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. However, this information may prove to be inaccurate because of the method by which the Company obtained some of the data for their estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Where information contained in this presentation has been sourced from a third party (including HPE Software and/or HPE), the Company confirms that such information has been accurately reproduced and, so far as the Company is aware and has been able to ascertain from that information, no facts have been omitted which would render the reproduced information, or information derived from it, inaccurate or misleading. By attending this presentation or otherwise accessing this presentation you warrant, represent, acknowledge and agree to and with the Company, J.P. Morgan Cazenove and Numis that (i) you are a Relevant Person as defined above, (ii) you have read, agree to and will comply with the contents of this disclaimer including, without limitation, the obligation to keep this presentation and its contents confidential and (iii) you will not at any time have any discussion, correspondence or contact concerning the information in this presentation with any of the directors or employees of the Company or with any of their suppliers in respect of the Company without the prior written consent of the Company.   52